EVESHAM
WR11 8SP

T +44(0) 1386 871373
F +44(0) 1386 871045





07025070

Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

2 July 2007

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981   **SUPPL**

Please find enclosed a copy of an announcement confirming that Mr Howard Evans has
stepped down as a director of Misys plc. This is being furnished to the Securities and
Exchange Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to
the exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules
12g3-2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed" with
the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither
this letter nor the furnishing of such information and documents shall constitute an
admission for any purpose that the Company is subject to the Act.

Yours faithfully

Corina Ross
Group Secretariat Manager

Enc

PROCESSED

JUL 1 3 2007

THOMSON
FINANCIAL

RECEIVED 2007 JUL 10 A 8: 53
OFFICE OF INTERNATIONAL CORPORATE FINANCE

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

Released: 02/07/2007

Misys plc ("Misys") confirms that, further to the announcement made on 15 May 2007, Howard Evans has stepped down as a director of Misys with effect from 29 June 2007.
2 July 2007
(Ends)
Analyst / Investor Enquiries:

Alex Dee   Tel: +44 (0) 20 7368 2336

                                            Mob: +44 (0 7989 017 979

                                            Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock   Tel: +44 (0) 20 7368 2327

                                            Mob: +44 (0) 7921 910914

                                            Email:
                                            josh.rosenstock@misys.co.uk

ABOUT MISYS plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com
END



Office of International Corporation Finance
Division of Corporation Finance
Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, D.C. 20549
USA

Rule 12g3-2(b) File No. 82-34981

Contact Tel: 01386 872154
Contact Fax: 01386 872102
Email:corina.ross@misys.co.uk

2 July 2007

Dear Sirs

Re: Misys plc – Rule 12g3-2(b) File No. 82-34981

Please find enclosed copies of announcements made between 1 June 2007 and 30
June 2007 inclusive. These are being furnished to the Securities and Exchange
Commission (the "SEC") on behalf of Misys plc (the "Company") pursuant to the
exemption from the Securities Exchange Act of 1934 (the "Act") afforded by Rules 12g3-
2(b) thereunder.

This information is being furnished under paragraph (1) of Rule 12g3-2(b) with the
understanding that such information and documents will not be deemed to be "filed" with
the SEC or otherwise subject to the liabilities of Section 18 of the Act and that neither
this letter nor the furnishing of such information and documents shall constitute an
admission for any purpose that the Company is subject to the Act.

Yours faithfully

Corina Ross
Group Secretariat Manager

Encs

J:\Corporate Governance\SEC Compliance\SEC Filing\Filing cover letters\02 07 07 Filing cover letter.doc

www.misys.com

Registered Office: Burleigh House Chapel Oak Salford Priors EVESHAM WR11 8SP
Registered in England Number 1360027 VAT Registered Number 488 0035 39

RECEIVED

2007 JUL 10 A 8: 53

OFFICE OF INTERNA ION L
CORPORATE FINANCE

The following were couriered to the SEC on 2 July 2007:-

29/06/2007	REG-Misys: Treasury Stock <MSY.L>
27/06/2007	REG-Misys: Treasury Stock <MSY.L>
25/06/2007	REG-Misys: Holding(s) in Company <MSY.L>
22/06/2007	REG-Misys: Treasury Stock <MSY.L>
20/06/2007	REG-Misys: Directorate Change <MSY.L>
20/06/2007	REG-Misys: Trading Statement <MSY.L>
08/06/2007	REG-Misys: Disposal <MSY.L>
07/06/2007	REG-Misys: Holding(s) in Company <MSY.L>
01/06/2007	REG-Misys: Total Voting Rights <MSY.L>

Released: 29/06/2007

Transfer of Shares held in Treasury
Misys plc announces that on 29 June 2007 it transferred to participants in its
employee share schemes 64,309 ordinary shares at prices between 180p and 205p
per share. The shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total
of 48,801,653 ordinary shares in Treasury. The total number of ordinary shares
in issue (excluding Treasury shares) is 502,925,383.
29.06.07
Analyst / Investor Enquiries:

Alex Dee   Tel: +44 (0) 20 7368 2336

                                            Mob: +44 (0 7989 017 979

                                            Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock   Tel: +44 (0) 20 7368 2327

                                            Mob: +44 (0) 7921 910914

                                            Email:
                                            josh.rosenstock@misys.co.uk
END

Released: 27/06/2007

```
Transfer of Shares held in Treasury
Misys plc announces that on 27 June 2007 it transferred to participants in its
employee share schemes 3,463 ordinary shares at nil cost. The shares were all
formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total
of 48,872,888 ordinary shares in Treasury. The total number of ordinary shares
in issue (excluding Treasury shares) is 502861,074.
27.06.07
Analyst / Investor Enquiries:
```

```
Alex Dee                              Tel: +44 (0) 20 7368 2336

                                      Mob: +44 (0 7989 017 979

                                      Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock                       Tel: +44 (0) 20 7368 2327

                                      Mob: +44 (0) 7921 910914

                                      Email:
                                      josh.rosenstock@misys.co.uk
END
```

Misys plc announces that on 22 June 2007 it received the notification set out
below from Deutsche Bank AG pursuant to DTR 5 of the FSA's Disclosure Rules and
Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
25.06.07
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached (ii):
Misys plc
2. Reason for the notification   State
                                                                       Yes/No

An acquisition or disposal of voting rights   YES

An acquisition or disposal of financial instruments which may   NO
result in the
acquisition of shares already issued to which voting rights are
attached

An event changing the breakdown of voting rights   NO

Other (please specify):   NO
3. Full name of person(s) subject to the notification   DEUTSCHE BANK AG
obligation (iii):

4. Full name of shareholder(s) (if different from 3.)
(iv):

5. Date of the transaction (and date on which the   21 JUNE 2007
threshold is crossed
or reached if different) (v):

6. Date on which issuer notified: 22 JUNE 2007

7. Threshold(s) that is/are crossed or reached: 4%

8. Notified details:
A: Voting rights attached to shares
 Class/type   Situation previous to   Resulting situation after the triggering
 of shares   the Triggering   transaction (vii)
 if possible   transaction (vi)
 using the
 ISIN CODE

	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)	% of voting rights
			Direct	Direct (x)	Indirect Direct Indirect (xi)
GB0003857850	15,472,444	15,472,444	20,787,431	20,787,431	4.13

B: Financial Instruments
Resulting situation after the triggering transaction (xii)
    Type of   Expiration   Exercise/   Number of voting   % of
    financial   date (xiii)   Conversion   rights that may be   voting

Total (A+B)

Number of voting rights	% of voting rights
20,787,431	4.13%

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting rights:
13. Additional information:

14. Contact name: David Lindsay/
                                                      Andrew Anderson

15. Contact telephone number: +00 44 207 545
                                                      8533/8532

END

Released: 22/06/2007

```
Transfer of Shares held in Treasury
Misys plc announces that on 22 June 2007 it transferred to participants in its
employee share schemes 6,667 ordinary shares at a price of 205p per share. The
shares were all formerly held as Treasury shares.
Following the above transfer of shares out of Treasury, Misys plc holds a total
of 48,869,425 ordinary shares in Treasury. The total number of ordinary shares
in issue (excluding Treasury shares) is 502,857,611.
22.06.07
Analyst / Investor Enquiries:

Alex Dee                              Tel: +44 (0) 20 7368 2336

                                      Mob: +44 (0 7989 017 979

                                      Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock                       Tel: +44 (0) 20 7368 2327

                                      Mob: +44 (0) 7921 910914

                                      Email:
                                      josh.rosenstock@misys.co.uk
END
```

Released: 20/06/2007

Misys plc ("Misys") confirms that, further to the announcement made on 15 May
2007, Jim Malone, Misys' new Chief Financial Officer, has been appointed a
director of Misys with effect from 19 June 2007. At the date of his appointment
Jim had a holding of 50,000 shares in Misys. Further details relating to Jim's
appointment were given in the announcement made on 15 May 2007 which is
accessible on the Misys website at www.misys.com
20 June 2007
(Ends)
Analyst / Investor Enquiries:

Alex Dee   Tel: +44 (0) 20 7368 2336

                                                Mob: +44 (0 7989 017 979

                                                Email: alex.dee@misys.co.uk

Media Enquiries:

Josh Rosenstock   Tel: +44 (0) 20 7368 2327

                                                Mob: +44 (0) 7921 910914

                                                Email:
                                                josh.rosenstock@misys.co.uk
ABOUT MISYS plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of
the world's largest and longest-established providers of industry-specific
software. Founded in 1979, Misys serves the international banking and
healthcare industries, combining technological expertise with in depth
understanding of customers' markets and operational needs. In banking and
treasury & capital markets Misys is a market leader, with over 1,200 customers,
including all of the world's top 50 banks. In healthcare Misys is also a
leader, serving more than 110,000 physicians in 18,000 practice locations,
1,200 hospitals and 600 home care providers. Misys employs around 5,500 people
who serve customers in more than 120 countries. For more information, visit:
www.misys.com
END

---

20 JUNE 2007
FOR IMMEDIATE RELEASE

MISYS plc
TRADING STATEMENT

Misys plc, the global software and solutions company, today (20 June 2007)
issues a trading statement for the year ended 31 May 2007. Misys plc
preliminary results will be announced on 24 July 2007.

Commenting on trading, Mike Lawrie, Chief Executive, Misys plc, said:
"This statement confirms that the turnaround of Misys is proceeding in line
with our expectations.

We are pleased with early progress executing the strategy we announced in
March. The cost actions are on target and have delivered improvement in margin
and profitability. Revenue is flat and this is largely consistent with first
half results but we have much work yet to do, particularly in our Healthcare
business. We said that this first phase of the turnaround process would be
about improving profitability and efficiency as well as getting the costs out
so that we can re-invest in our business to get revenue growing.

We continue to look for opportunities to move more quickly to enhance our
product and services capabilities and accelerate the execution of our
strategy."

Key highlights

* Operating profit increased by around 17%[1,3]

* Operating margin increase expected to be around 2% points[1,3]

* Adjusted basic EPS[2] ahead of forecast and expected to be in the range of 14
  - 15p

* Banking: total revenues up 6%[3]

* Healthcare: total revenues down 3%[3]

* Sesame: sale of 100% of Sesame to Friends Provident plc completed on 8 June
  2007

1 Excluding Sesame
2 Adjusted basic EPS is calculated pre exceptional items, gains and losses on
embedded derivatives and amortisation of acquired intangibles and is based on
an average number of shares in issue of 479m.
3 On a like for like basis - like for like data is at constant exchange rates
and excludes disposals and non comparable periods in respect of acquisitions.
4 Operating profit and margin information is presented for continuing
operations pre exceptional items, gains and losses on embedded derivatives and
amortisation of acquired intangibles.

Further information on the results for the period under review on both an as
reported and like for like basis is contained in the Notes to this trading
statement. Unless otherwise stated all figures in the paragraphs below refer to
like for like data.

Group overview

We announced our strategy to turn Misys around and have begun to execute across
all business areas. This first phase of the turnaround programme is about
implementing cost savings and improving productivity so that we can re-invest
in the business to grow revenue. This statement re-confirms that the turnaround
is progressing in line with our expectations. This is a 3 to 5 year process and
we are confident that we have the right foundation for moving forward and
delivering improved and sustained returns for shareholders.

Banking

Revenues were up 6%, ILF revenues increased by 2% and ILF order intake was up
1%. In line with the trend in the first half, professional services revenues
increased by 10% for the full year. Maintenance revenues increased by 5% as we
continue to deliver valuable support to our customer base. Operating margin, on
an as reported basis, is expected to be around 17%, up 3% points compared to
last year.

Core Banking performance has not changed significantly year to year. Recurring revenue continues to be strong demonstrating good customer loyalty. The product and services strategy we announced is progressing to plan and has been well received by customers. In addition, a number of new contracts were signed with major global banks, including Grupo Santander and Credit Suisse.

Treasury & Capital Markets performed strongly and our market leading products have enabled us to win over 20 new name customers in a strong global market, including a number of tier 1 clients. This business is a growth engine for us and, in line with our strategy, we are investing here to accelerate that growth and enhance our leading market position.

Healthcare

Revenues were down 3%, ILF revenues were down 15% and ILF order intake decreased by 18%. As a result of the lower ILF revenues and order intake, professional services revenues decreased by 10%.

Despite the ILF performance, maintenance revenues continued to grow, increasing by 8%, demonstrating good customer loyalty. As in the first half, we have continued to see the benefits of the Payerpath acquisition with transaction processing revenues 3% higher. Operating margin, on an as reported basis, is expected to be slightly below the 15.1% achieved last year.

When we announced our strategy we indicated that we had identified serious performance and opportunity gaps. Performance remains poor, but we now have new management in place and we are taking cost action to improve profitability and fund new product and service offerings. We are also re-aligning our business to improve performance and better position it to execute the strategy.

Sesame

On 15 May 2007 we agreed to sell 100% of Sesame, to Friends Provident plc and this was completed on 8 June 2007. Sesame contributed adjusted operating profit of £15m, compared to £9m last year, these profits being included within adjusted EPS.

Exceptional Items

As communicated on 8 March, certain costs will be treated as exceptional over the next few years with the largest charge made in the year to 31 May 2007. The charge in the year, which is estimated to be around £60m, will include the impairment of Sesame goodwill arising from the disposal, impairment of capitalised development costs arising from the change in strategy, costs relating to the turnaround programme primarily related to process integration and property and, as already reported in the first half, the costs relating to the terminated offer process. A detailed analysis of these exceptional items, which is consistent with the guidance given on 8 March, will be provided with the full year results announcement in July.

Foreign exchange

Retranslating the results for 2006 using the average exchange rates for 2007 decreases 2006 revenues by £31m and operating profit by £6m and this is reflected in the like for like comparative results. The most significant impact is from the movement in the US dollar, where the average exchange rate in 2007 was US$1.9198:£1 compared to US$1.7760:£1 in 2006. The US$ exchange rate at 31 May 2007 was US$1.9796:£1. If we were to retranslate our 2007 results at the closing exchange rates at 31 May 2007 instead of the average rates for the year this would result in revenue and operating profit decreasing by approximately £ 11m and £2m respectively on an adjusted basis.

ENDS

A conference call for analysts and investors will be held at 8.30am today. To access this call please dial +44 (0) 1452 542300; Passcode 4465820. The call will be available for replay from later today until 3 July 2007 on +44 (0) 1452 550000; Passcode 4465820#.

For further information, please contact:
ANALYST/INVESTOR ENQUIRIES
Alex Dee
Tel: +44 (0) 20 7368 2336
Mob: +44 (0) 7989 017 979
Email: alex.dee@misys.com
MEDIA ENQUIRIES
Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com
ABOUT MISYS plc

Misys plc (FTSE: MSY.L), the global software and solutions company, is one of the world's largest and longest-established providers of industry-specific software. Founded in 1979, Misys serves the international banking and healthcare industries, combining technological expertise with in depth understanding of customers' markets and operational needs. In banking and treasury & capital markets Misys is a market leader, with over 1,200 customers, including all of the world's top 50 banks. In healthcare Misys is also a leader, serving more than 110,000 physicians in 18,000 practice locations, 1,200 hospitals and 600 home care providers. Misys employs around 5,500 people who serve customers in more than 120 countries. For more information, visit: www.misys.com

NOTES

These Notes are provided to assist assessment of the performance of the Group from this trading statement.

All figures below are unaudited and are prepared in accordance with IFRS. The data below has been provided on both an as reported basis and on a like for like basis. In this trading update the like for like numbers illustrate the underlying trading performance of the Group in the period under review. The like for like results exclude the results of the businesses disposed of, those classified as discontinued operations (Sesame and General Insurance) and the incremental benefit of acquisitions. Like for like figures are quoted in sterling using average exchange rates for the year ending 31 May 2007. Operating margin information is presented pre exceptional items, gains and losses on embedded derivatives and amortisation of acquired intangibles.

GROUP

CONTINUING OPERATIONS	AS REPORTED				LIKE FOR LIKE	
	FY: 2006		FY 2007		FY:2007	
	£m	% Change	£m		% Change	£m
REVENUE						
Group total	583.3	(4)%			1%	
Banking	266.6	3%			6%	
Healthcare	316.7	(9)%			(3)%	
Group operating margin	13.2%		Around 14%			

Net interest payable and other finance costs, including those within Sesame, is around £11m.

Adjusted basic EPS for the year is expected to be in the range of 14p - 15p per share, based on a weighted average number of shares in issue of 479m.

Certain costs currently estimated to be £60m have not been included in the above results due to their one off nature and will be classified as exceptional items within our financial statements. These costs principally relate to the impairment of Sesame goodwill, costs related to the transformation process and the terminated offer process.

BANKING DIVISION

	AS REPORTED				LIKE FOR LIKE	
	FY: 2006		FY 2007		FY:2007	
	£m	% Change	£m		% Change	£m
REVENUE						
Total revenue	266.6	3%			6%	
Initial Licence Fees (ILF)	83.6	(1)%			2%	
Maintenance	121.6	2%			5%	
Professional Services	49.6	9%			10%	
ILF order intake	84	(3)%	82		1%	82
Closing ILF order book	31	(9)%	29		(4)%	29

Operating margin   14.2%   Around 17%

HEALTHCARE DIVISION

	AS REPORTED			LIKE FOR LIKE	
	FY: 2006	FY 2007		FY:2007	
	£m	% Change	£m	% Change	£m
REVENUE					
Total revenue	316.7	(9)%		(3)%	
Initial Licence Fees (ILF)	57.1	(21)%		(15)%	
Maintenance	123.2	0%		8%	
Professional Services	34.2	(17)%		(10)%	
Transaction Processing	70.4	2%		3%	
ILF order intake	55	(24)%	42	(18)%	42
Closing ILF order book	27	(16)%	23	(11)%	23
Operating margin	15.1%	Slightly below last year			

SESAME

	AS REPORTED			LIKE FOR LIKE	
	FY: 2006	FY 2007		FY:2007	
	£m	% Change	£m	% Change	£m
Total revenue	370.0	(8)%		(8)%	
Operating margin	2.3%	Around 4.5%			

ADDITIONAL INFORMATION

	2006	2007
	£m	£m
Capitalisation of developed software	14	16
Amortisation of developed software	5	6
Share-based payment charge	10	5

FOREIGN EXCHANGE

The principal foreign exchange rates used by the Group are detailed in the table below.

	At 31 May 2006		At 31 May 2007	
	Closing	Average	Closing	Average
US Dollar	1.8731	1.7760	1.9796	1.9198
Euro	1.4596	1.4647	1.4719	1.4779

END

FOR IMMEDIATE RELEASE
8 JUNE 2007
          Misys plc completes sale of Sesame to Friends Provident
Misys plc announces today (8 June 2007) the completion of the sale of its
independent financial advisers support services business, Sesame, to Friends
Provident plc, in line with the company's announcement on 15 May 2007.
                                    ENDS
ANALYST / INVESTOR ENQUIRIES
Alex Dee

Tel: +44 (0) 20 7368 2336

Mob: +44 (0) 7989 017 979

Email: alex.dee@misys.com
MEDIA ENQUIRIES
Josh Rosenstock

Tel: +44 (0) 20 7368 2327

Mob: +44 (0) 7921 910 914

Email: josh.rosenstock@misys.com
ABOUT SESAME
Sesame is one of the leading providers of support services to 7,500 financial
advisers across the UK. Some of the services provided include compliance and
regulatory support, access to the latest product research, training and
development technical seminars, preferential PI terms and access to cutting
edge technology that allows advisers to write business more efficiently.
ABOUT MISYS plc
Misys plc (FTSE: MSY.L), the global software and solutions company, is one of
the world's largest and longest-established providers of industry-specific
software. Founded in 1979, Misys serves the international banking and
healthcare industries, combining technological expertise with in depth
understanding of customers' markets and operational needs. In banking and
treasury & capital markets Misys is a market leader, with over 1,200 customers,
including all of the world's top 50 banks. In healthcare Misys is also a
leader, serving more than 110,000 physicians in 18,000 practice locations,
1,200 hospitals and 600 home care providers. Misys employs around 5,200 people
who serve customers in more than 120 countries. For more information, visit:
www.misys.com
END

Released: 07/06/2007

Misys plc announces that on 6 June 2007 it received the notification set out
below from Capital Group International Inc. pursuant to DTR5 of the FSA's
Disclosure Rules and Transparency Rules.

Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
07.06.07
TR-1 (i) NOTIFICATION OF MAJOR INTERESTS IN SHARES
1. Identity of the issuer or the underlying issuer of existing shares to which
voting rights are attached (ii):
Misys plc

2. Reason for the notification	State Yes/No
An acquisition or disposal of voting rights	YES
An acquisition or disposal of financial instruments which may result in the acquisition of shares already issued to which voting rights are attached	
An event changing the breakdown of voting rights	
Other (please specify):	

3. Full name of person(s) subject to the notification   CAPITAL GROUP
obligation (iii):   INTERNATIONAL, INC.

4. Full name of shareholder(s) (if different from 3.)
(iv):

5. Date of the transaction (and date on which the   25 MAY 2007
threshold is crossed
or reached if different) (v):

6. Date on which issuer notified: 29 MAY 2007

7. Threshold(s) that is/are crossed or reached: 3%

8. Notified details:
A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	Situation previous to the Triggering transaction (vi)		Resulting situation after the triggering transaction (vii)		
	Number of Shares	Number of Voting Rights (viii)	Number of shares	Number of voting rights (ix)	% of voting rights
	Indirect	Direct (x)	Indirect (xi)	Direct	Indirect
GB0003857850	Below 3%	Below 3%	16,597,673	16,597,673	3.3064%

B: Financial Instruments
Resulting situation after the triggering transaction (xii)

Type of financial	Expiration date (xiii)	Exercise/ Conversion	Number of voting rights that may be	% of voting

.

```
  Instrument                   Period/ Date (xiv)      acquired if the         rights
                                                        instrument
                                                       is exercised/
                                                         converted
```

N/A
Total (A+B)

Number of voting rights   % of voting rights

16,597,673   3.3064%
9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are
effectively held, if applicable (xv):
Proxy Voting:
10. Name of the proxy holder:

11. Number of voting rights proxy holder will cease to hold:

12. Date on which proxy holder will cease to hold voting
rights:
13. Additional information:

14. Contact name:

15. Contact telephone number:
END

Released: 01/06/2007

Pursuant to DTR 5.6.1 of the Disclosure and Transparency Rules, Misys plc is
required to notify the market of the following:
At close of business on 31 May 2007 Misys plc's capital consisted of
551,727,036 ordinary shares of 1p each, with one voting right per share. Misys
plc held 48,876,092 ordinary shares in treasury.
Therefore, the total number of voting rights in Misys plc was 502,850,944.
The above figure (502,850,944) may be used by shareholders as the denominator
for the calculations by which they will determine if they are required to
notify their interest in, or a change to their interest in, Misys plc under the
FSA's Disclosure and Transparency Rules.
01.06.07
Andrea Gray
Assistant Company Secretary
Misys plc
Tel: 01386 872130
END

